                                                                   Exhibit 2.4

                            ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of this 27th day of September, 2002, by and between SIPEX CORPORATION, a Massachusetts corporation ("Sipex" or the "Seller") and SATCON ELECTRONICS INC., a Delaware corporation ("SatCon" or the "Purchaser").

                                   WITNESSETH:

WHEREAS, Seller, as part of its broader operations, owns and operates a Thin Film and Hybrid Assembly business (the "Business"); and

WHEREAS, Purchaser, as part of its broader operations, likewise owns and operates a Thin Film and Hybrid Assembly business; and

WHEREAS, subject to the terms and conditions set forth in this Agreement, Seller desires to sell to Purchaser (or its assignee), and Purchaser desires to purchase from Seller, certain of Seller's assets that are used in the conduct of the Business, as more fully described below.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

                        1. Purchase, Sale and Assumption

1.1.    Agreement to Sell and to Purchase.

        On the terms and subject to the conditions set forth herein, Seller agrees to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser agrees to purchase and acquire from Seller, at the Closing (as defined herein), all right, title and interest of Seller in and to the following assets, properties and rights as they shall exist on the Closing Date (as defined herein) (the "Assets"):

        1.1.1. All of the machinery, equipment, replacement and spare parts for machinery, equipment and operating supplies that is owned by Seller and used exclusively in the Business as such is set forth on Schedule A, (collectively the "Personal Property");

        1.1.2. All inventories of materials, work in progress, finished goods, spare or replacement parts, supplies and store room contents and other inventoried items related exclusively to the Business as such is set forth on Schedule B (collectively, the "Inventory");

        1.1.3. The contracts agreements and purchase and sale orders of Seller in force and effect, related exclusively to the Business (including "backlog orders"), as set forth in Schedule C (collectively, the "Contracts");

        1.1.4. Certain books, documents and records of Seller pertaining exclusively to the Business, wherever located, including, but not limited to, customer lists each as set forth on Schedule D; provided, however, Seller may retain copies of such materials to the extent necessary for Seller to fulfill its obligations under this Agreement or under any laws, regulations or understandings by which it is bound.

        All assets, properties, licenses and rights described under Sections
1.1.1 through 1.1.4 and, subject to the terms and conditions of Section 1.4, the assets, properties, licenses and rights described under Section 1.5, collectively are referred to herein as the "Assets." The Purchaser acknowledges and understands that except for the representations and warranties made by the Seller in Article 3 hereof, the Assets are sold "as is, where is." The Purchaser hereby waives compliance by the Seller with the provisions of the "bulk sales," "bulk transfer" or similar laws of any state, if applicable. For the avoidance of doubt, no Inventory, Personal Property or Contract related to SDS P/C ("SNECMA") shall be included as an Asset.

1.2.    Excluded Assets.

        Notwithstanding anything to the contrary set forth above, the Assets shall not include (i) any cash, accounts receivable, negotiable securities, certificates of deposit, bonds, lock boxes, letters of credit and other cash equivalents, the rights of Seller under any insurance policies and the rights which would accrue or will accrue to Seller under this Agreement or any other assets of Seller except as specifically provided in Section 1.1; or (ii) any assets, including, without limitation, any backlog related to SNECMA.

1.3     Liabilities Not Assumed.

        1.3.1. Purchaser shall have no liability whatsoever for any liabilities of Seller, including, without limitation, (i) any claim, regardless of when made or asserted, which arises out of or is based upon any express or implied representation, warranty, agreement or guarantee made by the Seller, or alleged to have been made by the Seller, or which is opposed or asserted to be imposed by operation of law, in connection with any product manufactured, shipped or installed by or on behalf of the Seller or for any service performed by or on behalf of the Seller with respect to the Business or the Assets for any period prior to the Closing Date, including, without limitation, any claim relating to the repair or replacement of any such product and any claim seeking recovery for property damage, consequential damages, loss, lost revenue or income or personal injury with respect to the Business or the Assets for any period prior to the Closing Date or (ii) any liability or obligation in respect of any federal, state or local income or other tax payable with respect to the Business or the Assets for any period prior to the Closing Date.

        1.3.2. Notwithstanding the foregoing, Purchaser agrees to provide Warranty Services (as defined below) for products sold by Seller in the course of operating the Business during the twelve month period prior to the date hereof. Such services shall be provided by Purchaser for a period of twelve months after the date hereof (the "Warranty Period") and shall be provided only after the written approval of Seller. Warranty Services shall consist of the repair and replacement of defective products sold by Seller in the course of operating the Business and shall include labor, overhead (applied consistently with Purchaser's practice) and materials (supplied by Purchaser at Purchaser's expense.) Any Warranty Services approved by the Seller and provided by Purchaser during the Warranty Period in excess of an aggregate of $25,000.00 shall be reimbursed by the Seller. Further, Purchaser shall assume responsibility for the quality of the Warranty Services and goods provided by it hereunder and shall indemnify, defend and hold harmless Seller for any and all claims arising from such Warranty Services and goods supplied or performed by Purchaser.

        Notwithstanding any other provision in this Agreement, any obligation or liability with respect to an accounts payable which is incurred by the Seller in any period ending prior to the Closing shall not be an assumed liability for the purposes of this Agreement.

1.4 On the terms and conditions set forth herein, Seller hereby grants to Purchaser an exclusive, worldwide, royalty-free license to make, have made, use, market, sell, have sold, import, distribute, rent, lease or sub-license the intellectual property set forth in SCHEDULE E hereto (collectively, the "Intellectual Property") for use in the Business (other than as related to SNECMA). For avoidance of doubt, Seller retains all rights in the Intellectual Property (i) in connection with its businesses other than the Business and (ii) for use in connection with its business relationship with SNECMA whether or not such relationship is related to or deemed to be in competition with the Business.

1.5 Upon the payment by Purchaser of all required payments pursuant to Sections 2.1.1(c) and (d) herein, all of its rights, title and interest in the Intellectual Property shall vest in the Purchaser without further payment therefor, PROVIDED, HOWEVER, that Seller shall continue to have an irrevocable, non-exclusive, worldwide, royalty-free license to make, have made, use, market, sell, have sold, import, distribute, rent, lease or sub-license the Intellectual Property (i) in connection with its businesses other than the Business and (ii) for use in connection with its business relationship with SNECMA whether or not such relationship is related to or deemed to be in competition with the Business.

                    2. The Purchase Price; Covenants; Closing

2.1.    Purchase Price.

        2.1.1 The purchase price (the "Purchase Price") shall be paid to Seller in the form of royalty payments over a period of three years, as set forth below.

                a) Sipex shall, upon Closing, provide to SatCon an updated backlog schedule with regard to products related to the Business (excluding those related to SNECMA) as of the Closing Date (the "Backlog Schedule" attached as Schedule F). SatCon shall pay Sipex a royalty for all cash collections from the existing Backlog Schedule at a rate of 50% of collected funds. This royalty is payable within ten (10) business days of the end of the month in which SatCon receives payment from the customer, and is in addition to any below listed payment schedules.

                b) Sipex shall, as soon as practicable after the Closing, provide SatCon with the following sales and marketing support in connection with the Business: (i) a one-time introductory meeting, with Sipex and SatCon sales personnel present at such meeting, to 8-10 customers of the Business and significant sales representatives related thereto, (ii) reasonable cross references of Sipex Products to major programs and platforms to which such Sipex Products are designed into and (iii) all data sheets and marketing materials and catalogs of Sipex Products. In addition, Sipex will send a letter of announcement to all customers of the Business (other than SNECMA) and prepare a press release.

                c) SatCon shall pay a royalty to Sipex for all cash collections for Sipex products as set forth on Schedule G ("Sipex Products") in accordance with the following schedule (excluding cash collections for sales included on the Backlog Schedule).

                -  Quarter 1(1)                     40% of collected revenue
                -  Quarter 2                        40% of collected revenue
                -  Quarter 3 through Quarter 8      15% of collected revenue
                -  Quarter 9 through Quarter 12     15% of collected revenue

                d) The above payments will be subject to a minimum and a maximum:

                        - Year 1 (Quarters 1-4) minimum of $150,000 and a
                          maximum of $400,000
                        - Year 2 (Quarters 5-8) minimum of $150,000 and a
                          maximum of $350,000
                        - Year 3 (Quarters 9-12) minimum of $100,000 and a
                          maximum of $300,000.

                e) Royalties shall be paid within twenty (20) business days of the end of the month in which SatCon receives payment from the customers. Minimum adjustments will be made no later than thirty (30) days after the close of each twelve month period. Subject to and cumulative with the Seller's rights under Section
                6.2.3 hereof, all late payments by Purchaser shall be subject to a penalty equal to 12.0% per annum of the amount owed to Seller and calculated from the day after the 20th business day of the end of the month SatCon receives payment from the customers. If a maximum is met during the above time periods, all payments (excluding payments made pursuant to Section 2.1.1(a)) will cease and resume at the start of the next twelve month period. If a maximum royalty of $400,000 (excluding payments made pursuant to Section 2.1.1(a)) is met, all minimum royalties for future periods will be cancelled. All future commissions will continue to be paid at the contract rate as set forth above.

2.2     The Closing.

        Subject to the terms and conditions set forth herein, the closing of the purchase and sale of the Assets (the "Closing") shall take place at Seller's headquarters as soon as practicable after the conditions set forth in Articles
2.4 and 2.5 have been satisfied or waived, or at such other time and place as the parties hereto may agree. (The date of the closing being hereinafter called the "Closing Date".) All transactions contemplated at the Closing shall be deemed to be effective (the "Effective Time") as of midnight on the day preceding the Closing Date (the Closing Date being deemed to commence at 12:01 a.m.), and events taking place, and periods ending after the Effective Time shall be deemed to have taken place, or ended, after the Closing Date.

2.4.    Items to be Delivered at Closing.

        At the Closing, and subject to the terms and conditions herein contained:

        2.4.1.  The Seller will deliver to the Purchaser the following:

                a) A bill of sale, reasonably satisfactory to Purchaser, conveying Seller's rights, title and interest in the Assets and all other instruments as Purchaser may reasonably request in a form satisfactory to the Purchaser and its counsel, as shall be necessary and effective to convey, transfer and assign to, and vest in, the Purchaser all of Seller's right, title and interest in and to the Assets and all

----------
(1) "Quarter 1" shall begin as of the date hereof and shall end ninety (90) days thereafter, and other dates shall be calculated accordingly.

                agreements, contracts, commitments, proposals, licenses, authorizations, assignments, consents and instruments which are incident thereto.

                b) A certified copy of Seller's Articles of Incorporation and all amendments thereto as in effect on the Closing Date and of Seller's By-laws as amended to the Closing Date.

                c) A certificate of the President or a Vice President of the Seller, dated the Closing Date, certifying the accuracy of Seller's representation and warranties hereunder and that the Seller has performed and complied, in all material respects, with all agreements and conditions required by this Agreement to be performed and complied with by the Seller prior to or at the Closing

                d) A statement in writing by the President or Vice President of the Seller that the sale of Assets is authorized by the Seller's board of directors and that he or she has the requisite authority to execute documents of conveyance of the Assets;

                e) An incumbency certificate for the Seller dated the Closing Date, including specimen signatures; and

                f) All of the agreements, contracts, commitments, leases, plans, bids, quotations, proposals, licenses, permits, authorizations, instruments, computer programs and software, manuals and guidebooks, price books and price lists, customer lists, supplier lists, sales records, files, correspondence, and other documents, books, records, papers, files and data belonging to the Seller which are part of the Assets as set forth on Schedules A through G; provided, however, that Seller may retain copies of such materials to the extent necessary for Seller to fulfill its obligations under this Agreement or under other agreements, laws, regulations or understandings by which it is bound.

        2.4.2.  The Purchaser will deliver to the Seller the following:

                a) A certified copy of Purchaser's Certificate of Incorporation and all amendments thereto as in effect on the Closing Date;

                b) An incumbency certificate for the Purchaser dated the Closing Date, including specimen signatures;

                c) A statement by the President or Vice President that the purchase of Assets is authorized by the Seller's board of directors and that he or she has the requisite authority to execute documents on behalf of the Purchaser;

                d) A certificate of the President or a Vice President of the Purchaser, dated the Closing Date, certifying the accuracy of Purchaser's representation and warranties hereunder and that the Purchaser has performed and complied, in all material respects, with all agreements and conditions required by this Agreement to be performed and complied with by the Purchaser prior to or at the Closing; and

        2.4.3. Simultaneously with such deliveries, all reasonable steps will be taken as may be required to put the Purchaser in actual possession of the Assets.

2.5.    Third Party Consents.

        To the extent that the Seller's rights under any Asset to be conveyed, transferred or assigned to the Purchaser hereunder may not be conveyed, transferred or assigned without the consent of another person which is not obtained by the Closing Date, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. The Seller covenants and agrees to use reasonable efforts to obtain all such required consents as promptly as possible prior to or after the Closing. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair the Purchaser's rights under the Asset in question so that the Purchaser would not in effect acquire the benefit of all such rights, the Seller, to the maximum extent permitted by law and the Asset, shall act as the Purchaser's agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by law, with the Purchaser in any other reasonable arrangement designed to provide such benefits to the Purchaser, provided however, Purchaser shall not be permitted to execute any agreement on behalf of Seller.

2.6.    Further Assurances.

        The Seller, from time to time after the Closing, at the Purchaser's request, will execute, acknowledge and deliver to the Purchaser such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications and further assurances as the Purchaser may reasonably require in order to vest more effectively in the Purchaser, or to put the Purchaser more fully in possession of any of the Assets, or to better enable the Purchaser to complete, perform or discharge any of the liabilities or obligations assumed by the Purchaser at the Closing.

2.7     Allocation of Purchase Price.

        Promptly after the Closing, Purchaser and Seller agree to allocate the Purchase Price and the value of any assumed liabilities among the Assets in writing. Purchaser and Seller will file all tax returns (including amended returns and claims for refunds) and information reports in a manner consistent with such allocation.

                 3. Representations and Warranties of the Seller

EXCEPT AS CONTAINED HEREIN, THE SELLER MAKES NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER REGARDING THE ASSETS AND HEREBY EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE.

        The Seller hereby represents and warrants to the Purchaser that:

3.1.    Corporate Existence; Corporate Power and Authorization.

        3.1.1 Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has all requisite power and authority and all necessary licenses and permits to carry on the Business as it has been conducted.

        3.1.2 The Seller has the corporate power to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by the Seller have been duly authorized by all necessary corporate action. This

                Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms.

3.2.    Title to Assets

        Seller has good, valid and marketable title to all of the Assets, free and clear of all liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever other than liens, if any, of current taxes not yet due and payable or liens which will be discharged or satisfied by the Closing Date, other than those which would not reasonably be expected to have a material adverse effect on the Assets. To Seller's knowledge and belief, all leases, licenses, permits and authorizations in any manner related to the Assets or the Business and all other instruments, documents and agreements pursuant to which Seller has obtained the right to use any property in connection with the Business are in good standing, valid and effective in accordance with their respective terms, and there is not under any of such instruments, documents or agreements any existing default or event which with notice or lapse of time, or both, would constitute a default and in respect of which Seller has not taken adequate steps to prevent a default from occurring except those which would not reasonably be expected to have a materially adverse affect on the Assets or the Business.

3.3.    Condition of Tangible Assets.

        To Seller's knowledge and belief, except as disclosed herein, all machinery, equipment and other material items of personal property included as Assets are in good operating condition and repair, subject to normal wear and maintenance, are usable in the regular and ordinary course of the Business and conform in all material respects to all applicable laws, ordinances, codes, rules and regulations relating to their assemblage, use and operation. To Seller's knowledge and belief, no person other than Seller owns any equipment or other tangible assets or properties necessary to the operation of the Business as currently conducted.

3.4.    Tax Obligations.

        To Seller's knowledge and belief, except as disclosed herein, (a) all taxes under laws of the United States or any state or municipal or political subdivision thereof required to be paid by Seller in connection with the Assets have been paid to the appropriate governmental agencies in all jurisdictions in which such payments are required to be paid; and (b) Seller has no knowledge of any basis for any additional assessment of any taxes on the Assets.

3.5.    Compliance with Law.

        To Seller's knowledge and belief, Seller has complied and is not in violation of any law, ordinance, or governmental rule or regulation to which the Business, or the Assets is subject except for those instances in which noncompliance would not reasonably be expected to have a material adverse affect on the Business or the Assets.

3.6     Permits, Notices.

        Seller represents that it has not received and to Seller's knowledge and belief, there did not exist, any notice, notification or inquiry from any governmental or quasi-governmental agency to the effect that the Business or any of the Assets was in violation of any law, ordinance, rule, regulation, license, permit or authorization as of this date. Seller agrees that it will notify Purchaser if such notice is received prior to the Closing Date.

3.7.    Validity of Contemplated Transaction.

        To Seller's knowledge and belief, the execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement by Seller will not (a) violate or result in the breach of any term, condition or provision of or require the consent of any other party to any agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument, document or understanding, oral or written, to which Seller is a party, by which Seller may have rights or by which any of the assets or properties of Seller may be bound or affected, or give any party with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of Seller thereunder except, in each case, which would not reasonably be expected to have a material adverse affect on the Assets or the Business; or (b) violate any existing law, ordinance, or governmental rule or regulation to which Seller, the Business or the Assets is subject, (c) violate any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Seller, the Business or the Assets or (d) the Articles of Incorporation or By-Laws of Seller or any securities issued by Seller (but such representation is not limited by Seller's knowledge and belief).

3.8.    Restrictions.

        To Seller's knowledge and belief, except as disclosed herein, Seller is not a party to any indenture, agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument, document or understanding, oral or written, or subject to any judgment, order, writ, injunction, decree or award which materially adversely affects or materially restricts the Business as it is currently operated or the Assets.

3.9.    Conditions Affecting the Business.

        To Seller's knowledge and belief, as of the date of this Agreement, except as disclosed herein, there are no conditions existing with respect to the Business, its markets, products, services, clients, customers, facilities, personnel or suppliers which are known to Seller which would reasonably be expected to adversely affect the Business, considered as a whole, other than such conditions as may affect as a whole the industry in which the Business engages.

3.10.   Contracts and Commitments.

        To Seller's knowledge and belief, Seller, in relation to the Business, is not a party to any written or oral:

        3.10.1. Agreements, contracts or commitments for the future purchase of, or payment for, supplies or products, or for the performance of services by a third party;

        3.10.2 Agreements, contracts or commitments to sell or supply products or to perform services except for those which Seller has performed and for sales pursuant to the Backlog Schedule;

        3.10.3. Agreements, contracts or commitments related exclusively to the Business and not otherwise listed on the Schedules and continuing over a period of more than six months from the date hereof;

        3.10.4. Representative or sales agency agreement, contract or commitment;

        3.10.5. Agreements, contracts or commitments for any capital expenditure;

        3.10.6. Agreement, contract or commitment limiting or restraining it from engaging or competing in the Business nor is any officer or employee of the Business subject to any such agreement, contract or commitment;

        3.10.7. License, franchise, distributorship or other agreement, including those which relate in whole or in part to any patent, trademark, or copyright or to any ideas, technical assistance or other know-how of or used by the Business; or

        3.10.8. Material agreement or contract not made in the ordinary course of business.

        To Seller's knowledge and belief, each of the agreements, contracts, commitments, leases and other instruments, documents and undertakings listed on the Schedules is valid and enforceable in accordance with is terms, the parties thereto are in compliance with the provisions thereof, no party is in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder except, in each case, which would not reasonably be expected to have a material adverse affect on the Assets or the Business..

3.11.   No Third Party Options.

        There are no existing agreements, options, commitments or rights with, to or in any person to acquire the Business, any of the Assets or any interest therein, except for this Agreement and those contracts entered into in the normal course of business consistent with past practice for the sale of Seller's products and services.

3.12.   Broker.

        No broker has been used in this transaction. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on by the Seller directly with the Purchaser and its counsel without the intervention of any person acting on behalf of the Seller in such a manner as to give rise to any valid claim against the Purchaser for a brokerage commission, finder's fee or other like payment.

               4. Representations and Warranties of the Purchaser

        The Purchaser hereby represents and warrants to the Seller as follows:

4.1.    Corporate Existence.

        The Purchaser is duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business and is in good standing in the Commonwealth of Massachusetts.

4.2.    Corporate Power and Authorization.

        The Purchaser has the corporate power to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

4.3.    Validity of Contemplated Transactions, etc.

        The execution and delivery of this Agreement by the Purchaser does not, and the performance of this Agreement by the Purchaser will not, violate or conflict with (a) any existing law, ordinance, or governmental rule or regulation to which the Purchaser is subject, (b) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to the Purchaser, or
(c) the charter documents or By-Laws of the Purchaser, or result in the breach of any term, condition or provision of, or require the consent of any other party to, any agreement, contract, commitment, lease, plan or other instrument, document or understanding, oral or written, to which the Purchaser is a party or by which the Purchaser is bound. No authorization, approval or consent, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery and performance of this Agreement by the Purchaser.

4.4.    Broker.

        No broker has been used in this transaction. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on by the Purchaser directly with the Seller without the intervention of any person acting on behalf of the Purchaser in such a manner as to give rise to any valid claim against the Seller for a brokerage commission, finder's fee or other like payment.

4.5.    Investigation by the Purchaser.

        The Purchaser has conducted its own independent investigation, review and analysis of the Business and the Assets, which investigation, review and analysis were done by the Purchaser and its representatives. The Purchaser acknowledges that it and its representatives have been provided access to the records of the Business for such purpose. In entering into this Agreement, the Purchaser acknowledges that it has relied, and shall be entitled to rely, solely upon the aforementioned investigation, review and analysis, and the Purchaser further: (a) acknowledges that except as set forth herein, none of the Seller or any of its directors, officers, shareholders, employees, affiliates, controlling persons, agents, advisors or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Purchaser or its directors, officers, employees, affiliates, controlling persons, agents or representatives; and (b) agrees, to the fullest extent permitted by law, that none of the Seller or any of its directors, officers, employees, shareholders, affiliates, controlling persons, agents, advisors or representatives shall have any liability or responsibility whatsoever to the Purchaser or its directors, officers, employees, affiliates, controlling persons, agents or representatives on any basis (including, without limitation, in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (including, without limitation, in materials furnished by the Seller, in presentations by the Seller's management or otherwise), to the Purchaser or its directors, officers, employees, affiliates, controlling persons, agents or representatives on any basis (or any omissions therefrom), except that the foregoing limitations shall not apply to the extent the Seller makes the specific representations and warranties set forth in Section 3 of this Agreement, but always subject to the limitations and restrictions contained herein. The Purchaser also agrees and understands that, except for the representations and warranties set forth in
Section 3 of this Agreement, there are no representations or warranties whatsoever, express or implied, given by the Seller, as to the condition, quality, merchantability or fitness of any of the Assets, and all such assets shall be "as is, "where is" and "with all faults". Purchaser agrees and understands that the Seller shall not be liable for any loss, liability or damage suffered or incurred by the Purchaser resulting from any event relating to a breach of any representation or warranty if the Purchaser or any of its directors, officers, shareholders, employees, affiliates, controlling persons, agents, advisors or representatives had knowledge on or before the Closing Date of such event.

                     5. Additional Covenants of the Parties

5.1.    Non-Competition

        Seller acknowledges and agrees that a material inducement to Purchaser to enter into this Agreement is that Seller would no longer compete in the Business. Thus, Seller on behalf of itself and any current or future affiliate, covenants and agrees that it shall not compete with the Business after the Closing Date. Notwithstanding the foregoing, nothing herein shall prohibit (i) any party that acquires voting control of the Seller through a merger or stock acquisition, or acquires all or substantially all of the assets of Seller, from competing with the Business or (ii) Seller from continuing its business relationship with SNECMA which may include competing with the Business.

5.2.    Interference with the Business.

        After the Closing, (i) Seller shall not take any action or engage in any practice which disparages Purchaser, its products or its employees and which would be reasonably likely to impair the relationships of the Purchaser with any customers, employees, suppliers or other persons having any business dealings with the Purchaser and (ii) Purchaser shall not take any action or engage in any practice which disparages Seller, its products or its employees and which would be reasonably likely to impair the relationships of the Seller with any customers, employees, suppliers or other persons having any business dealings with the Seller.

5.3.    In General.

        If any employees of Seller become employees of Purchaser as part of this contemplated transaction or otherwise, it is understood that Seller shall be responsible for any and all wages, vacations, holidays, bereavement pay, jury duty pay, disability income, supplemental unemployment benefits, personal or sick leave pay, payroll expenses and, other benefits under any of the Seller's employee benefit plans, arising out of the employment of employees ("Employees") by Seller which are earned prior to the date which Employees are no longer employed by Seller.

5.4.    Worker's Compensation/OSHA.

        5.4.1. Seller shall retain responsibility for all workers' compensation claims filed by Employees either prior to or subsequent to the Closing Date for injuries sustained prior to the Closing Date. Purchaser shall be responsible for all workers' compensation claims related to the Business, which are not the responsibility of Seller under the preceding sentence.

        5.4.2. Seller shall retain responsibility for any monetary fines or penalties assessed under the Occupational Safety and Health Act ("OSHA") and similar state and local statutes and ordinances and that are assessed with respect to citations outstanding at the Closing Date ("Outstanding Citations"), which citations relate to the Business or to the

        Employees. Purchaser shall promptly take, and shall assume responsibility for, all remedial and non-monetary action required as a result of any Outstanding Citations but Seller shall indemnify and hold harmless Purchaser from all costs incurred as a result of such actions. Purchaser shall be responsible for all citations relating to the Business or to the Employees made after the Closing Date.

5.5.    Grievances.

        Seller shall be responsible for (i) the resolution of all filed employee grievances attributable to events occurring prior to the Closing Date and (ii) the payment of any amounts in the nature of back pay or employee compensation in respect of such grievances for periods before or after the Closing Date and all other expenses incident thereto.

5.6.    Misdirected payments.

        The parties agree that any payments received by either of them that are identified to invoices of the other or otherwise due the other shall promptly be remitted to the other. Unless some other allocation or distribution of payment is apparent on the face of the remittance, all payments shall be applied first to accounts receivable generated prior to the Closing Date. Purchaser and Seller shall exchange information concerning billings and payments at such intervals and for such period of time as shall be necessary to facilitate the administration of this agreement as to collection of accounts receivable.

5.7.    Audit Rights.

        Purchaser agrees to maintain a complete and accurate written record of all sales related to the Business and to make these records or reports available to Seller upon request. Seller shall have the right through its accredited auditing representatives to make an examination and audit, during normal business hours at Purchaser's facilities, upon advance written notice and so as not to interfere with Purchaser's business operations, not more frequently than semi-annually, of all records kept pursuant to this Agreement by Purchaser and such other records and accounts as may under recognized accounting practices contain information bearing upon any payments due under this Agreement. Seller shall provide at least 30 days written notice prior to such audit. Prompt adjustment shall be made by Purchaser and shall be paid within 30 days upon receipt of written verification or invoicing detailing any such error or omission to compensate for any errors or omissions disclosed by such examination or audit.

                           6. Miscellaneous Provisions

6.1.    Entire Agreement; Amendment; Assignment.

        This Agreement and the exhibits and schedules appended hereto and the Non-Disclosure Agreement between the parties dated June 5, 2002, embody and constitute the entire understanding between the parties with respect to the transactions contemplated herein, and all prior agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended, discharged assigned or terminated except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment, discharge assignment or termination is sought, and then only to the extent set forth in such instrument.

6.2.    Termination.

        6.2.1.  This Agreement may be terminated at any time prior to the
        Closing:

                (i)     by mutual written agreement of Purchaser and Seller;

                (ii) by either Purchaser or Seller if the Closing shall not have been consummated on or before September 25, 2002; or

                (iii) by either Purchaser or Seller if there shall be any law or regulation that makes the consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

        The party desiring to terminate this Agreement pursuant to clauses (ii) or (iii) shall give notice of such termination to the other party.

        6.2.2. If this Agreement is terminated as permitted by Section 6.2.1., such termination shall be without liability of either party (or any director, officer, employee, affiliate, controlling person, agent, advisor or representative of such party) to the other party to this Agreement; provided, however, if such termination shall result from the willful failure of either party to fulfill a condition to the performance of the obligations of the other party or to perform a covenant of this Agreement or from a willful breach by either party to this Agreement, such party shall be fully liable for any and all losses, liabilities or damages incurred or suffered by the other party as a result of such failure or breach.

        6.2.3   If Purchaser fails to meet its payment obligations pursuant to
Section 2.1.1 hereof, Seller may terminate the exclusive license granted pursuant to Section 1.4 hereof and/or the noncompetition obligation pursuant to
Section 5.1 hereof, by providing written notice of its intent to terminate. If Purchaser has not made the requisite payment within thirty (30 days of receipt of notice of termination, the exclusive license shall terminate and Purchaser shall have no right thereafter to make, have made, use, market, sell, have sold, import, distribute, rent, lease or sublicense the Intellectual Property.

6.3.    Notices.

        All notices, demands, requests, or other communications which may be or are required to be given, served or sent by either party to the other party pursuant to this Agreement, shall be in writing and shall be hand delivered, sent by guaranteed overnight parcel express service or mailed by registered or certified mail, return receipt requested, postage prepaid, or transmitted by or telecopy (with a confirming copy sent by another permitted means), addressed as follows:

        6.3.1.  If to Seller:

                Frank R. DiPietro
                Executive Vice President, Finance
                and Chief Financial Officer
                SIPEX Corporation
                233 South Hillview Drive
                Milpitas, CA 95035
                Fax: 408-935-7600
                with a copy (which shall not constitute notice) to its counsel:

                Kenneth J. Gordon, Esq.
                Testa, Hurwitz & Thibeault, LLP
                125 High Street
                Boston, MA 02110
                Fax: 617-248-7100

        6.3.2.  If to Purchaser:

                David O'Neil
                SATCON Electronics Corporation
                165 Cedar Hill Street
                Marlboro, MA 01752
                Fax: 508-485-5168

                with a copy (which shall not constitute notice) to his counsel:

                Joseph S. Moran, Esq.
                161 First Street
                Cambridge, MA 02142
                Fax:  617-349-0939

                Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be mailed or telefaxed in the manner described above, or which shall be delivered to a telegraph company, shall be deemed sufficiently given, served, sent or received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt or, with respect to a telefax, the answer back being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

6.4.    Governing Law.

        This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

6.5.    Captions.

        The captions in this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

6.6.    Benefit.

        This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. If this Agreement is assigned by Purchaser in accordance with the terms hereof, Purchaser shall remain liable for all obligations hereunder.

6.7.    Reserved.

6.8     Use of Corporate Names and Trademarks.

        Notwithstanding anything to the contrary contained in this Agreement, it is expressly agreed that (i) Purchaser is not purchasing, acquiring or otherwise obtaining, any right, title or interest in any trade names, trademarks, identifying logos or service marks of Seller or anything confusingly similar thereto (collectively, "Sipex's Trademarks and Logos"), and (ii) neither Purchaser nor its affiliates shall make any use of Sipex's Trademarks and Logos from and after the Closing.

6.9.    Construction.

        As used in this Agreement, the masculine shall include the feminine and neuter, the singular shall include the plural and the plural shall include the singular, as the context may require.

6.10.   Waiver.

        Neither the waiver by either of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure of either of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights, or privileges hereunder.

6.11.   Non-Business Days.

        If any obligation of a party hereto falls due on a Saturday, Sunday or legal holiday recognized by the United States Government or the Commonwealth of Massachusetts, then such obligation shall automatically be postponed until the next day which is not a Saturday, Sunday or legal holiday.

6.12.   Cost and Expenses.

        Except for costs and expenses specifically assumed by a party under this Agreement, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereunder.

6.13.   Seller Indemnity.

        To the extent not otherwise provided herein, Seller agrees to defend, indemnify and hold harmless Purchaser from and against:

        6.13.1. Any and all debts, liabilities and obligations arising out of or in any way relating to the operation of the Business in relation to the Assets accruing prior to the Closing Date or from events occurring prior to the Closing with respect to the ownership, management, operation and maintenance of the Business in relation to the Assets, other than the liabilities and obligations assumed by Purchaser pursuant to Section 1.3.2 hereof;

        6.13.2. Any actual loss, liability or damage suffered or incurred by Purchaser as a result of any material breach of any representation or warranty contained in this Agreement by Seller and all reasonable costs and expenses (including reasonable attorneys' fees) incurred by Purchaser in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this provision, other than the liabilities and obligations assumed by Purchaser pursuant to
                Section 1.3.2 hereof.

6.14.   Purchaser Indemnity.

        To the extent not otherwise provided herein or not inconsistent with any other provision hereof, Purchaser agrees to defend, indemnify and hold Seller harmless from and against:

        6.14.1. All debts, liabilities and obligations arising out of or in any way relating to the operation of the Business subsequent to the Closing or from events occurring subsequent to the Closing with respect to the ownership, management, operation, maintenance and repair of the Business but excluding warranty and product liability claims for products sold prior to the date of Closing.

        6.14.2. Any actual loss, liability, or damage suffered or incurred by Seller as a result of any material breach of any representation or warranty contained in this Agreement by Purchaser; and

        6.14.3. Failure of Purchaser to pay or perform any liability or obligation required to be paid or performed by it pursuant to the terms of this Agreement.

        6.14.4. All reasonable costs and expenses (including reasonable attorneys' fees) incurred by Seller in connection with any suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this provision.

6.15.   Notice Regarding Indemnities, Limitation of Indemnity, Etc.

                a) If any legal proceeding shall be instituted or any claim or demand shall be asserted by any person in respect of which indemnification may be sought from an indemnifying party under the provisions of this Section 6.13 or 6.14, the indemnified party shall cause prompt written notice thereof to be given to the indemnifying party. The defense of any such claim or claims shall be undertaken by the indemnifying party, with counsel reasonably satisfactory to the indemnified party; provided, however, that the indemnified party shall have the right, at its option, jointly to control the defense of any such claim, at its own expense. The indemnifying party shall not be responsible for any settlement effected without its consent of any such claim, litigation or proceeding which may be sought hereunder, which consent shall not be unreasonably withheld by the indemnifying party.

                b)      No claim for indemnification shall be made pursuant to
                Section 6.13 or Section 6.14 unless the aggregate amount of all such claims under such Section 6.13 or Section 6.14 exceeds $50,000.

                c) The sole monetary remedy for any losses suffered in connection with this Agreement shall be those set forth in
                Section 6.13 through 6.15.

        Notwithstanding anything to the contrary in this Agreement, the maximum liability of one party to the other under this Agreement (including any liability of one party to the other under Sections 6.13 and 6.14 hereof) shall be limited to $1,050,000.00.

6.16.   Survival of Representations.

        Each of the representations and warranties made herein shall survive the Closing, and for a period of one (1) year thereafter. Any action to be brought for breach of any representation or warranty shall be brought only during the period in which it has survived.

6.17.   Transfer Taxes.

        Notwithstanding anything to the contrary set forth in this agreement, any transfer, documentary, sales, use, stamp, or other taxes assessed upon or with respect to the transfer of the Assets to Purchaser and any recording or filing fees with respect thereto shall be borne and paid by Purchaser, and Purchaser shall promptly reimburse Seller for any such amounts paid by Seller.

6.18.   Allocation of Taxes.

        All, personal property taxes and similar ad valorem obligations levied with respect to the Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days of such taxable period included in the pre-Closing tax period and the number of days of such taxable period included in the post-Closing tax period. Within 90 days after the Closing Date, Seller and Purchaser shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.18 together with such supporting evidence as is reasonably necessary to calculate such amount to be reimbursed. Such amount shall be paid by the party owing it to the other within 10 days after delivery of such statement. Thereafter, Seller shall notify Purchaser upon receipt of any bill for real or personal property taxes relating to the Assets, part or all of which are attributable to the post-Closing tax period, and shall promptly deliver such bill to Purchaser who shall pay the same to the appropriate governmental authority; provided that if such bill covers the pre-Closing tax period, Seller shall also remit prior to the due date of assessment to Purchaser payment for the proportionate amount of such bill that is attributable to the pre-Closing tax period. If either Seller or Purchaser shall thereafter make a payment for which it is entitled to reimbursement under this Section 6.18, the other party shall make such reimbursement promptly but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

6.19.   Public Announcements; Press Release.

        Prior to the Closing, except as otherwise agreed to by the parties, the parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated hereby, except as in the reasonable judgment of the party may be required by law or the rules or regulations of a securities exchange, in which case the parties will use their best efforts to reach mutual agreement as to the language of any such report, statement or press release. Upon the Closing, the Seller and the Purchaser will consult with each other with respect to the issuance of a joint report, statement or press release with respect to this Agreement and the transactions contemplated thereby.

6.20.   Counterparts.

        To facilitate execution, this Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signature of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more such counterparts. All counterparts shall collectively constitute a single agreement.

6.21.   Exhibits and Schedules.

        Each Exhibit and Schedule hereto is incorporated by reference and made a part of this Agreement.

6.22    SNECMA.

        For the avoidance of doubt, and notwithstanding anything herein to the contrary, Seller shall retain all assets related to SNECMA and all rights necessary to continue its business relationship with SNECMA and Purchaser agrees that Seller shall not be prohibited from continuing its business relationship with SNECMA notwithstanding the fact that such relationship may be competitive with the Business.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SIPEX CORPORATION                     SATCON ELECTRONICS, INC.


By: /s/ Frank R. Dipietro                 By: /s/ Michael C. Turmelle
    -------------------------------           --------------------------------


Name:  Frank R. Dipietro                  Name:  Michael C. Turmelle
       ----------------------------              ------------------------------

Title: Executive Vice President           Title: VP and Chief Operating Officer
       ----------------------------              ------------------------------

Date:  09/27/02                           Date:  09/27/02
       ----------------------------              ------------------------------